CUSIP No. 78435P105	13D	Page 1 of 6 Pages
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Sezzle Inc.
(Name of Issuer)

Common Stock, par value $0.00001 per share
(Title of Class of Securities)

78435P105
(CUSIP Number)

Charles Youakim 700 Nicollet Mall, Suite 640 Minneapolis, Minnesota 55402
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78435P105	13D	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles Youakim
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,233,804(1)
	8.	SHARED VOTING POWER 251,409(2)
	9.	SOLE DISPOSITIVE POWER 2,233,804(1)
	10.	SHARED DISPOSITIVE POWER 251,409(2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,485,213(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.6%(3)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Includes (i) 2,167,728 shares owned by the Reporting Person, (ii) 13,159 shares purchasable upon the exercise of outstanding options that are currently exercisable and owned by the Reporting Person, and (iii) 157,895 shares owned by Cerro Gordo LLC (“CGL”). Mr. Youakim has sole voting and investment power over shares of the issuer held by CGL.

(2)	Includes 251,409 shares of common stock owned by Charles G. Youakim 2020 Irrevocable GST Trust (“2020 Trust”) for which Mr. Youakim may be deemed to have voting and dispositive power.
(3)
Based on 5,695,227 shares of Common Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023, plus 13,159 shares purchasable upon the exercise of outstanding options that are currently exercisable and owned by the Reporting Person.

CUSIP No. 78435P105	13D	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cerro Gordo LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION South Dakota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 157,895
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 157,895
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,895
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.8%(4)
14.	TYPE OF REPORTING PERSON (see instructions) OO (Limited liability company)

(4)	Based on 5,695,227 shares of Common Stock outstanding as of November 13, 2023, as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No. 78435P105	13D	Page 4 of 6 Pages

Item 1.  Security and Issuer.
 The name of the issuer is Sezzle Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota 55402. This Schedule 13D relates to the Issuer’s Common Stock, $0.00001 par value per share (the “Common Stock”).
This Schedule 13D is being filed to disclose prior acquisitions of Common Stock by the Reporting Persons, all of which were previously reported on Form 3, 4 and 5 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, and disclosed in other filings of the Issuer made on Forms 10-Q, Forms 10-K, and proxy statements. All share and price information set forth in this Schedule 13D has been adjusted to reflect the Issuer’s 1-for-38 reverse stock split effective on May 11, 2023.
Item 2.  Identity and Background.
 (a), (f)    The persons filing this statement are Charles Youakim (“Mr. Youakim”) and Cerro Gordo LLC, a South Dakota limited liability company (“CGL,” and together with Mr. Youakim, the “Reporting Persons”).
(b)    The principal business address of each Reporting Person is 700 Nicollet Mall, Suite 640, Minneapolis, Minnesota 55402
(c)    Mr. Youakim serves as the Executive Chairman and Chief Executive Officer of the Issuer, as the manager of CGL. As the manager of CGL, Mr. Youakim has sole voting and investment power over shares of the Common Stock held by CGL.
(d)    None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)    None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
Mr. Youakim purchased an aggregate of 90,000 shares of Common Stock on November 14 and 15, 2023 using his personal funds. All other shares of Common Stock and derivative securities described in Item 5 below have been issued to Mr. Youakim in connection with his services to the Issuer as the Issuer’s Executive Chairman and Chief Executive Officer.
Item 4.  Purpose of Transaction.
 As of the date hereof, the Reporting Persons do not have a plan or proposal that relates to or would result in any of the transactions enumerated in sub items (a) through (j) of the instructions to Item 4 of this Schedule 13D. Notwithstanding the foregoing, the Reporting Persons reserve the right to effect any such actions as any of them may deem necessary or appropriate in the future.
Item 5.  Interest in Securities of the Issuer.
(a), (b)    The Reporting Persons, collectively, currently beneficially own 2,485,213 shares of Common Stock, which represents 43.6% of the outstanding shares of Common Stock of the Issuer. Such percentage and the percentages below are calculated based on 5,695,227 shares of Common Stock outstanding as of November 13, 2023 (as reported in the Issuer’s Form 10-Q filed with the SEC on November 14, 2023). The following summarizes the Reporting Persons’ acquisition and disposition of shares of Common Stock, all of which have been previously reported on Form 3, 4 and 5 filings made with the SEC under Section 16 of the Securities Exchange Act of 1934, together with other filings of the Issuer made on Forms 10-Q, Forms 10-K, and proxy statements.
Mr. Youakim’s Form 3 filed June 11, 2021provides that Mr. Youakim had beneficial ownership of 2,338,780 shares of Common Stock on such date, which included 364 restricted stock units that have vested and been exchanged for an equal number of shares of Common Stock,13,159 shares of Common Stock, all of which have fully vested, and 251,409 shares of Common Stock owned by the 2020 Trust.

CUSIP No. 78435P105	13D	Page 5 of 6 Pages

On June 15, 2021, Mr. Youakim transferred 157,895 shares of Common Stock to CGL.
On January 1, 2023, the Issuer granted to Mr. Youakim an award of 13,816 restricted stock units, which fully vested on July 1, 2023 and was settled through the issuance of 8,970 shares of Common Stock (which is net of 4,846 shares forfeited to satisfy withholding tax obligations). Also on January 1, 2023, the Issuer granted to the Reporting Person an award of 52,632 restricted stock units, which vested 25% on January 1, 2024 and was settled through the issuance of 8,111 shares of Common Stock (which is net of 5,047 shares forfeited to satisfy tax withholding obligations), and the remainder of which vests in 12 equal quarterly installments thereafter.
Mr. Youakim purchased 52,584 shares of Common Stock on November 14, 2023 using his personal funds, for $10.32 per share, and $542,666.88 in total (excluding commissions). Mr. Youakim purchased 25,922 shares of Common Stock on November 14, 2023 using his personal funds, for $11.09 per share, and $287,474.98 in total (excluding commissions). Mr. Youakim purchased 11,494 shares of Common Stock on November 15, 2023 using his personal funds, for $10.23 per share, and $117,583.62 in total (excluding commissions). All such purchases were made in open market transactions through a broker.
In connection with the vesting of previously awarded restricted stock units, Mr. Youakim forfeited 123 shares of Common Stock on December 15, 2021, 4,846 shares of Common Stock on July 1, 2023, and 5,047 shares of Common Stock on January 1, 2024 to satisfy withholding tax obligations.
(c)     There have been no transactions in the class of securities reported on that were effected within the past 60 days other than: (i) Mr. Youakim’s purchases of Common Stock on November 14-15, 2023 described above, (ii) the conversion of 8,111 restricted stock units previously issued to Mr. Youakim into an equal number of shares of Common Stock, and (iii) the forfeiture of 5,047 shares of Common Stock on January 1, 2024 to satisfy withholding tax obligations.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Except with respect to Mr. Youakim’s receipt of options to purchase shares of Common Stock and restricted stock units under the Issuer’s 2016, 2019 and 2021 Incentive Plans, as amended, including the Option Agreements attached as Exhibits 10.1 and 10.2, which are hereby incorporated by reference, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any person with respect to any securities of the Issuer, including any class of the Issuer’s securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings, or relationships have been entered into.
Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description of Exhibits

10.1	Form of Option Agreement (incorporated by reference to Exhibit 10.5 of the Issuer's Registration Statement on Form 10 filed with the SEC on April 13, 2021)
10.2	Form of Sezzle Equity Incentive Plan Notice of Award for RSUs (incorporated by reference to Exhibit 10.7 of the Issuer's Registration Statement on Form 10 filed with the SEC on April 13, 2021)
10.3	Joint Filing Agreement dated February 6, 2024 between the Reporting Persons.

CUSIP No. 78435P105	13D	Page 6 of 6 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Charles Youakim
Charles Youakim

February 15, 2024

CERRO GORDO LLC

/s/ Charles Youakim
Charles Youakim
[Member]

February 15, 2024

Exhibit 10.3
JOINT FILING AGREEMENT

February 6, 2024

The undersigned agree that this Schedule 13D, dated the date hereof, and all future amendments thereto relating to the Common Stock, par value $0.00001 per share, of Sezzle Inc. shall be filed on behalf of the undersigned.

/s/ Charles Youakim
Charles Youakim

February 15, 2024

CERRO GORDO LLC

/s/ Charles Youakim
Charles Youakim
Member

February 15, 2024